Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 4, 2015

Relating to Preliminary Prospectus dated June 4, 2015

Registration No. 333-204147

BIOTIE THERAPIES CORP.

FREE WRITING PROSPECTUS

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated June 4, 2015 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-204147) relating to the public offering of American Depositary Shares of Biotie Therapies Corp. (the “Company”).

To review the Preliminary Prospectus, click the following link on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1579695/000119312515212645/d881786df1a.htm

Biotie Commences Proposed U.S. Public Offering of ADSs

BIOTIE THERAPIES CORP.        STOCK EXCHANGE RELEASE June 4, 2015 at 3.50 p.m.

Biotie Commences Proposed U.S. Public Offering of ADSs

Biotie Therapies Oyj, a specialized drug development company focused on products for neurodegenerative and psychiatric disorders, has today commenced the marketing of a proposed U.S. public offering of $50 million American Depositary Shares (“ADSs”) representing its shares, based on the authorization granted by the Annual General Meeting of shareholders on May 26, 2015.

On June 2, 2015, the last reported sale price of Biotie’s shares on the NASDAQ OMX Helsinki Ltd. was €0.168 per share, which is equivalent to a price of $14.82 per ADS, assuming an exchange rate of $1.1029 per euro and a share to ADS ratio of 80 to one. Based on these prices and assumptions, a total of 3,373,142 ADSs would be offered, representing 269,851,344 newly issued shares. Biotie’s shares are listed on the NASDAQ OMX Helsinki Ltd. under the symbol “BTH1V.”An application has been made to list the ADSs on the NASDAQ Global Market under the symbol “BITI.” The offering is expected to be completed by the end of June.

Biotie also intends to grant the underwriters a 30-day option to subscribe for up to an additional 15% of the shares represented by ADSs sold in the U.S. public offering for the sole purpose of covering potential over-allotments.

As previously announced, Biotie intends to use the net proceeds from the offering, together with a portion of its current liquid assets (which include €33.1 million gross proceeds from its recent private financing) to fund its Phase 3 double-blind clinical trial (and extension) of tozadenant in Parkinson’s through completion.

Certain of Biotie’s existing investors and certain members of its board of directors have indicated an interest in purchasing up to an aggregate of $25 million of ADSs in the U.S. public offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these entities and persons may determine to not purchase any ADSs in the offering. It is also possible that these entities and persons and additional existing investors could indicate an interest in purchasing more of the ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these entities or persons than such entities or persons indicate an interest in purchasing or to not sell any ADSs to these entities and persons.

RBC Capital Markets and Stifel are acting as joint book-running managers in connection with the offering. In addition, JMP Securities is acting as lead manager and Roth Capital Partners is acting as co-manager.

A registration statement relating to the securities to be issued in the offering has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

The securities to be issued in the offering are to be offered only by means of a prospectus. Copies of the preliminary prospectus related to the offering may be obtained from: RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Syndicate Department, or by calling +1 877 822 4089, or by emailing equityprospectus@rbccm.com, or from Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, by telephone at +1 415 364 2720 or by email at syndprospectus@stifel.com.

This stock exchange release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Turku, June 4, 2015

Biotie Therapies Corp.

Timo Veromaa

President and CEO

Contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.

tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd

Main Media

About Biotie

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson’s disease, which is transitioning into Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

Disclaimer

The information herein may not be distributed or sent into Australia, Canada, Japan or South Africa.

The issue, exercise and/or sale of securities in the offerings are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company assumes no responsibility in the event there is a violation by any person of such restrictions. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus published or offering circular distributed by the Company.

The Company has not authorized any offer to the public of securities in any Member State of the European Economic Area, including Finland. With respect to each Member State of the European Economic Area, including Finland, which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. As a result, the securities may only be offered in Relevant Member States (a) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (b) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of securities to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to exercise, purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Forward-Looking Statements

This release may contain forward-looking statements regarding the proposed timing and size of the public offering, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Biotie, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements and estimating the commercial potential of our product candidates. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Biotie expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.